                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                               ANTEC CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                             Common Stock 03664P105
                                 (CUSIP Number)

                               Charles Y. Tanabe
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
    8101 East Prentice Avenue, Suite 500 Englewood, CO 80111 (303) 721-5400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No.03664P105

     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
               Liberty Media Corporation

     (2)  Check the Appropriate Box if a Member of a Group
               (a)  [  ]
               (b)  [  ]

     (3)  SEC Use Only

     (4)  Source of Funds
            OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

     (6)  Citizenship or Place of Organization
            Delaware

Number of        (7)  Sole Voting Power       7,681,341 Shares*
Shares Bene-
ficially         (8)  Shared Voting Power     0 Shares
Owned by
Each Report-     (9)  Sole Dispositive Power  7,681,341 Shares*
ing Person
With             (10) Shared Dispositive      0 Shares
                      Power

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person 7,681,341 Shares*

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [_]

     (13) Percent of Class Represented by Amount in Row (11)*

          Approximately 21.1%

     (14) Type of Reporting Person
            CO

*Includes 854,341 shares of Common Stock issuable upon exercise of certain stock options (See Items 3 and 5 herein.)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                           LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                               ANTEC CORPORATION


     Liberty Media Corporation, a Delaware corporation (the "Reporting Person") is filing this Statement on Schedule 13D (this "Statement") with respect to shares (the "Shares") of the Common Stock, par value $.01 per share (the "Common Stock"), of Antec Corporation (the "Issuer") beneficially owned by the Reporting Person.

ITEM 1.  SECURITY AND ISSUER

     This Statement is being filed with respect to shares of Common Stock. The Issuer's principal executive offices are located at 5720 Peachtree Parkway, NW, Norcross, Georgia 30092.

ITEM 2.  IDENTITY AND BACKGROUND

     The reporting person is Liberty Media Corporation whose principal business address is 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111.

     The Reporting Person succeeded to the beneficial ownership of the Shares as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into Tele-Communications, Inc. ("TCI"). TCI, as the corporate parent entity of the Reporting Person, had previously filed a Report on Schedule 13D reporting beneficial ownership of the Shares, which at that time were attributed to TCI's Liberty Media Group.

     In the Merger, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. Following the Merger,

AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the Merger, except for certain assets which were transferred to the TCI Group in connection with the Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T.

     The Board of Directors and management of the Reporting Person manages the business and affairs of the Reporting Person including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(b), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(c).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Item 2 is hereby incorporated by reference herein.

     The Reporting Person beneficially owns a total of 7,681,341 shares of Common Stock. Such beneficial ownership is comprised of 6,827,000 shares of Common Stock and options to acquire up to an additional 854,341 shares of Common Stock (the "Options").

     The Options were originally granted by TSX Corporation ("TSX") and originally related to TSX common stock. The Issuer assumed the liability of such TSX stock options in a merger of a wholly-owned subsidiary of the Issuer into TSX. The Options are exercisable for Common Stock on the same terms as related to the TSX stock options. For additional information regarding the terms of the stock options granted by TSX, please refer to Amendment No. 3 to TCI's Report on
Schedule 13D which related to TCI's ownership of TSX common stock. Such filing is hereby incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired and is continuing to hold its securities of the Issuer for investment purposes. The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the cable television and entertainment programming industries generally, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated in this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person presently beneficially owns 7,681,341 shares of Common Stock. Of the 7,681,341 shares beneficially owned, 6,827,000 shares are currently owned of record by a subsidiary of the Reporting Person and an additional 854,341 shares may be acquired upon the exercise of the Options. The 7,681,341 shares of Common Stock beneficially owned by the Reporting Person represent approximately 21.1% of the 35,620,648 shares of Common Stock outstanding as of December 31, 1998, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and giving effect to the issuance of 854,341 shares of Common Stock to the Reporting Person upon exercise of the Options.

          To the best knowledge of the Reporting Person, none of the Schedule 1 Persons has any interest in any securities of the Issuer. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has any interest in any securities of the Issuer.

     (b) The Reporting Person has the sole power to vote or to direct the voting of the shares of Common Stock that the Reporting Person beneficially owns. The Reporting Person has the sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

     (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has executed transactions in the Common Stock of the Issuer during the past sixty
          (60) days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Issuer and TCI TSX, Inc. a Delaware corporation, executed a Registration Rights Agreement, dated as of October 29, 1996 (the "Registration Rights Agreement") wherein the Issuer granted demand and incidental registration rights to TCI. The registration rights related to all of the Common Stock beneficially owned by TCI TSX, Inc. as of such date as well as to any Common Stock that TCI TSX, Inc. might acquire during the term of the Registration Rights Agreement. As a result of certain restructuring activities in advance of the Merger described in Item 2, TCI TSX, Inc. became a wholly-owned subsidiary of the Reporting Person. A copy of the Registration Rights Agreement is incorporated by reference as Exhibit 7(a) and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Registration Rights Agreement, dated as of October 29, 1996, between the Issuer and TCI (incorporated by reference to Exhibit 7(a) to the Report on Schedule 13D filed by Tele-Communications, Inc. on March 4,
          1997).

     (b) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the T&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

     (c) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).


                         [Signature on following page]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 26, 1999                LIBERTY MEDIA CORPORATION

                              /s/ Charles Y. Tanabe
                              -----------------------------------------
                              Charles Y. Tanabe
                              Senior Vice President and General Counsel

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                   Principal Occupation
----                   --------------------
John C. Malone         Chairman of the Board and Director of Liberty Media; Director of
                       AT&T Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of Liberty Media

Gary S. Howard         Executive Vice President, Chief Operating Officer and Director of
                       Liberty Media

Leo J. Hindery, Jr.    Director of Liberty Media; President and Chief Executive Officer,
                       AT&T Broadband and Internet Services

Daniel E. Somers       Director of Liberty Media; Senior Executive Vice President and
                       Chief Financial Officer of AT&T Corp.

John C. Petrillo       Director of Liberty Media; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.

Larry E. Romrell       Director of Liberty Media; Consultant to Tele-Communications, Inc.

Jerome H. Kern         Director of Liberty Media

Paul A. Gould          Director of Liberty Media; Managing Director of Allen & Co.

David B. Koff          Senior Vice President and Assistant Secretary of Liberty Media

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of
                       Liberty Media

Peter Zolintakis       Senior Vice President of Liberty Media

Vivian J. Carr         Vice President and Secretary of Liberty Media

Kathryn S. Douglass    Vice President and Controller of Liberty Media

David J.A. Flowers     Vice President and Treasurer of Liberty Media

David A. Jensen        Vice President of Liberty Media

Gary Blaylock          Vice President of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                    Title
----                    -----
C. Michael Armstrong    Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr         Director; Chief Executive Officer of Chevron Corporation

M. Kathryn Eickhoff     Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha        Director; Chairman and Chief Executive Officer of Springs
                        Industries, Inc.

George M. C. Fisher     Director; Chairman and Chief Executive Officer of Eastman Kodak
                        Company

Donald V. Fites         Director; Chairman and Chief Executive Officer of Caterpillar, Inc.

Ralph S. Larsen         Director; Chairman and Chief Executive Officer of Johnson &
                        Johnson

John C. Malone          Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry       Director; President of IRC Group

Michael I. Sovern       Director; President Emeritus and Chancellor Kent Professor of Law
                        at Columbia University

Sanford I. Weill        Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman         Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis          President and Director

Harold W. Burlingame    Executive Vice President, Merger & Joint Venture Integration

James Cicconi           Executive Vice President-Law & Governmental Affairs and General
                        Counsel

Mirian Graddick         Executive Vice President, Human Resources

Daniel R. Hesse         Executive Vice President and President & CEO, AT&T Wireless
                        Services

Name                    Title
----                    -----
Leo J. Hindrey, Jr.     President and Chief Executive Officer, AT&T Broadband and
                        Internet Services

Frank Ianna             Executive Vice President and President, AT&T Network Services

Michael G. Keith        Executive Vice President and President, AT&T Business Services

H. Eugene Lockhart      Executive Vice President, Chief Marketing Officer

Richard J. Martin       Executive Vice President, Public Relations and Employee
                        Communication

David C. Nagel          President, AT&T Labs & Chief Technology Officer

John C. Petrillo        Executive Vice President, Corporate Strategy and Business
                        Development

Richard Roscitt         Executive Vice President and President & CEO, AT&T Solutions

D.H. Schulman           Executive Vice President and President, AT&T Consumer Long
                        Distance and Segment Marketing

Daniel E. Somers        Senior Executive Vice President and Chief Financial Officer